                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934



                           Queen Sand Resources, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0015 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   747927 10 1
                               -------------------
                                 (CUSIP Number)

                 Julia Heintz Murray, General Counsel - Finance
                           Enron North America Corp.
                                1400 Smith Street
                              Houston, Texas 77002
                                 (713) 853-4794
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 29, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


----------------------
CUSIP NO.: 747927 10 1
----------------------


--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Joint Energy Development Investments Limited Partnership

--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                       N/A                                               (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
                       WC

--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware

--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
                                                 -0-
        NUMBER OF             --------------------------------------------------
          SHARES                 8       SHARED VOTING POWER
       BENEFICIALLY                               12,234,952
         OWNED BY             --------------------------------------------------
           EACH                  9       SOLE DISPOSITIVE POWER
        REPORTING                                 -0-
          PERSON              --------------------------------------------------
           WITH                 10       SHARED DISPOSITIVE POWER
                                                  12,234,952
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       12,234,952
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       13.6%*
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                       PN
--------------------------------------------------------------------------------

*Assumes 90,288,538 shares of voting capital stock, comprised of 80,688,538 shares of common stock and 9,600,000 shares of Series A preferred stock, and 2,173 shares of Series C preferred stock, are issued and outstanding.

                                  SCHEDULE 13D


----------------------
CUSIP NO.: 747927 10 1
----------------------


--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Enron Corp.

--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                       N/A                                               (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
                       WC

--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Oregon

--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
                                                 -0-
        NUMBER OF             --------------------------------------------------
          SHARES                 8       SHARED VOTING POWER
       BENEFICIALLY                               12,234,952
         OWNED BY             --------------------------------------------------
           EACH                  9       SOLE DISPOSITIVE POWER
        REPORTING                                 -0-
          PERSON              --------------------------------------------------
           WITH                 10       SHARED DISPOSITIVE POWER
                                                  12,234,952
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       12,234,952
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]


--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       13.6%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                       CO
--------------------------------------------------------------------------------

*Assumes 90,288,538 shares of voting capital stock, comprised of 80,688,538 shares of common stock and 9,600,000 shares of Series A preferred stock, and 2,173 shares of Series C preferred stock, are issued and outstanding.

Note: This Schedule 13D/A amendment is being filed by Joint Energy Development Investments Limited Partnership ("JEDI") and Enron Corp. ("Enron"), which are collectively referred to as the "Reporting Entities." All information with respect to Queen Sand Resources, Inc., a Delaware corporation (the "Issuer"), is presented to the best knowledge and belief of the Reporting Entities. The joint
Schedule 13D of Enron and JEDI filed May 19, 1997, as amended by a Schedule 13D/A filed October 7, 1998, is further amended by the following:

Item 2. Identity and Background.

The Schedules to this statement report current information regarding the officers and directors of Enron Capital Corp., a Delaware corporation, and Enron. Neither of the Reporting Entities nor, to their knowledge, any person listed on the Schedules hereto, has been, during the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

         The purpose of the transaction is to partially hedge the economic risk of beneficially owning the common stock, par value $0.0015 per share (the "Common Stock") of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On September 29, 2000, Enron's affiliate Harrier, LLC ("Harrier") entered into two price return equity swaps with Talon I LLC ("Talon") whereby Harrier effectively imposed on Talon part of the economic risk of owning Common Stock. Neither of these transactions affect JEDI's or Enron's voting or investment power with respect to the Common Stock it beneficially owns.

The material terms of the first transaction are as follows:


Notional Amount                         1,580,971 shares of Common Stock

Termination Date                        The earlier of August 3, 2003 or any day
                                        on which a notice is sent designating an amount of shares that, when added to previous amounts, equals 1,580,971 shares

Number of Shares                        The amount of shares designated in a
                                        notice, not to exceed an aggregate of
                                        1,580,971 shares

Initial Equity Notional Amount          $142,287

Equity Notional Amount                  (number of shares) x (initial price)

Type of Return                          price return

Initial Price                           $0.09 for the first valuation date and
                                        each subsequent valuation date

Final Price                             The closing price per share quoted by
                                        Nasdaq

Equity Amount                           (Equity notional amount) x (rate of
                                        return), where the rate of return for
                                        each valuation date equals the final
                                        price minus the initial price, which
                                        difference is divided by the initial
                                        price

The material terms of the second transaction, which are also effective as of August 3, 2000, are as follows:

Notional Amount                         5,760,000 shares of Preferred Stock

Termination Date                        The earlier of August 3, 2003 or any day
                                        on which a notice is sent designating an amount of shares that, when added to previous amounts, equals 5,760,000 shares

Number of Shares                        The amount of shares designated in a
                                        notice, not to exceed an aggregate of
                                        5,760,000 shares

Initial Equity Notional Amount          $518,400

Equity Notional Amount                  (number of shares) x (initial price)

Type of Return                          price return

Initial Price                           $0.09 for the first valuation date and
                                        each subsequent valuation date

Final Price                             The closing price per share quoted by
                                        Nasdaq

Equity Amount                           (equity notional amount) x (rate of
                                        return), where the rate of return for
                                        each valuation date equals the final
                                        price minus the initial price, which
                                        difference is divided by the initial
                                        price

The definitions and provisions of the 2000 ISDA Definitions and the 1996 ISDA Equity Derivatives Definitions, as published by the International Swaps and Derivatives Association, Inc., are incorporated into the transaction terms. Harrier and Talon may change the notional amount of securities that are subject to these hedges from time to time.

JEDI also entered into a Settlement Agreement described in greater detail in the Issuer's Registration Statement on Form S-2 (No. 333-41992). It explains the terms under which JEDI may participate in the recapitalization transaction described therein.

Except as described herein, none of the Reporting Entities, nor, to their knowledge, Enron Capital Management Limited Partnership, Enron Capital Corp., or Enron North America Corp. has effected any transactions in any shares of Common Stock during the past sixty days.

Item 7. Material to be Filed as Exhibits.

         Exhibit 1 -- Confirmation Letter relating to Common Stock

         Exhibit 2 -- Confirmation Letter relating to Preferred Stock

         Exhibit 3 -- Settlement Agreement dated as of July 17, 2000 between the Issuer and the stockholders named therein, filed as an Exhibit to the Issuer's Registration Statement on Form S-2 (No. 333-41992).

                                    SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 24, 2000                        JOINT ENERGY DEVELOPMENT
                                        INVESTMENTS LIMITED PARTNERSHIP

                                        By:  Enron Capital Management Limited
                                             Partnership, its general partner

                                        By:  Enron Capital Corp., its general
                                             partner


                                        By: /s/ DAVID W. DELAINEY
                                           -------------------------------------
                                        Name:  David W. Delainey
                                             -----------------------------------
                                        Title: President and Managing Director
                                              ----------------------------------


October 24, 2000                        ENRON CORP.


                                        By: /s/ ANGUS H. DAVIS
                                           -------------------------------------
                                        Name:  Angus H. Davis
                                             -----------------------------------
                                        Title: Vice President and Deputy
                                               Corporate Secretary
                                              ----------------------------------

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                                   ENRON CORP.


Name and Business Address                       Citizenship      Position and Occupation
-------------------------                       -----------      -----------------------

Robert A. Belfer                                    U.S.A.       Director; Chairman, President and Chief
Belco Oil and Gas Corp.                                          Executive Officer, Belco Oil & Gas Corp.
767 Fifth Avenue, 46th Fl.
New York, NY 10153

Norman P. Blake, Jr.                                U.S.A.       Director; Chief Executive Officer and Secretary
United States Olympic Committee                                  General, United States Olympic Committee
One Olympic Plaza
Colorado Springs, Colorado 80909

Ronnie C. Chan                                      U.S.A.       Director; Chairman of Hang Lung Development
Hang Lung Development                                            Group
   Company Limited
28/F, Standard Chartered
   Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                                      U.S.A.       Director; Investments
5851 San Felipe, Suite 850
Houston, TX 77057

Paulo V. Ferraz Pereira                             Brazil       Director; President and Chief Executive Officer
Meridional Financial Group                                       of Meridional Financial Group
Av. Rio Branco, 138-15th andar
20057-900 Rio de Janeiro - RJ
Brazil

Wendy L. Gramm                                      U.S.A.       Director; Director, Regulatory Studies Program
P. O. Box 39134                                                  of the Mercatus Center, George Mason
Washington, D.C.  20016                                          University

Ken L. Harrison                                     U.S.A.       Director; Chairman and Chief Executive Officer,
121 S. W. Salmon Street                                          Portland General Electric Company
Portland, OR 97204

Robert K. Jaedicke                                  U.S.A.       Director; Professor (Emeritus), Graduate
Graduate School of Business                                      School of Business, Stanford University
Stanford University
Stanford, CA 94305

Charles A. LeMaistre                                U.S.A.       Director; President (Emeritus), University of
7 Bristol Green                                                  Texas M.D. Anderson Cancer Center
San Antonio, TX 78209

Name and Business Address                       Citizenship      Position and Occupation
-------------------------                       -----------      -----------------------

John Mendelsohn                                     U.S.A.       Director; President, University of Texas
University of Texas                                              M.D. Anderson Cancer Center
M.D. Anderson Cancer Ctr.
1515 Holcombe
Houston, Texas 77030

Jerome J. Meyer                                     U.S.A.       Director; Chairman and Chief Executive Officer,
14200 SW Karl Braun Drive                                        Tektronix, Inc.
Beaverton, Oregon 97077

Frank Savage                                        U.S.A.       Director; Chairman, Alliance Capital
1345 Avenue of the Americas                                      Management International
39th Floor
New York, New York 10105

John A. Urquhart                                    U.S.A.       Director; Senior Advisor to the Chairman of
John A. Urquhart Assoc.                                          Enron Corp.; President, John A. Urquhart
111 Beach Road                                                   Associates
Fairfield, CT 06430

John Wakeham                                         U.K.        Director; Former U.K. Secretary of State for
1 Salisbury Square                                               Energy and Leader of the Houses of Commons
London EC4Y 8JB                                                  and Lords
United Kingdom

Herbert S. Winokur, Jr.                             U.S.A.       Director; Chairman and CEO, Capricorn
Capricorn Holdings, Inc.                                         Holdings, Inc.
30 East Elm Ct.
Greenwich, CT 06830

Kenneth L. Lay                                      U.S.A.       Director; Chairman and Chief Executive Officer
1400 Smith Street
Houston, TX  77002

J. Clifford Baxter                                  U.S.A.       Vice Chairman
1400 Smith Street
Houston, TX 77002

Richard B. Buy                                      U.S.A.       Executive Vice President and Chief Risk Officer
1400 Smith Street
Houston, TX  77002

Richard A. Causey                                   U.S.A.       Executive Vice President and Chief Accounting
1400 Smith Street                                                Officer
Houston, TX 77002

Mark E. Koenig                                      U.S.A.       Executive Vice President, Investor Relations
1400 Smith Street
Houston, TX  77002

James V. Derrick, Jr.                               U.S.A.       Executive Vice President and General Counsel
1400 Smith Street
Houston, TX  77002

Name and Business Address                       Citizenship      Position and Occupation
-------------------------                       -----------      -----------------------

Steven J. Kean                                      U.S.A.       Executive Vice President and Chief of Staff
1400 Smith Street
Houston, TX 77002

Andrew S. Fastow                                    U.S.A.       Executive Vice President and Chief Financial
1400 Smith Street                                                Officer
Houston, TX  77002

Mark A. Frevert                                     U.S.A.       Chairman of the Board, Chief Executive Officer
1400 Smith Street                                                and Managing Director, Enron North America
Houston, TX  77002                                               Corp.

Stanley C. Horton                                   U.S.A.       Chairman and Chief Executive Officer, Enron
1400 Smith Street                                                Transportation Services Company
Houston, TX  77002

J. Mark Metts                                       U.S.A.       Executive Vice President, Corporate
1400 Smith Street                                                Development
Houston, TX  77002

Cindy K. Olson                                      U.S.A.       Executive Vice President, Human Resources
1400 Smith Street                                                and Community Relations
Houston, TX 77002

Michael S. McConnell                                U.S.A.       Executive Vice President, Technology
1400 Smith Street
Houston, TX 77002

Lou L. Pai                                          U.S.A.       Chairman, President and Chief Executive
1400 Smith Street                                                Officer, Enron Energy Services, Inc.
Houston, TX  77002

Kenneth D. Rice                                     U.S.A.       Chief Executive Officer and President,
1400 Smith Street                                                Enron Broadband Services, Inc.
Houston, TX  77002

Jeffrey K. Skilling                                 U.S.A.       Director; President and Chief Operating Officer,
1400 Smith Street                                                Enron Corp.
Houston, TX  77002

Joseph W. Sutton                                    U.S.A.       Vice Chairman, Enron Corp.
1400 Smith Street
Houston, TX  77002


                                   SCHEDULE II
                        DIRECTORS AND EXECUTIVE OFFICERS
                               ENRON CAPITAL CORP.


Name and Business Address                       Citizenship      Position and Occupation
-------------------------                       -----------      -----------------------

James V. Derrick, Jr.                                USA         Director
1400 Smith Street
Houston, TX 77002

Mark A. Frevert                                      USA         Director; Chairman, Chief Executive Officer and
1400 Smith Street                                                Managing Director
Houston, TX 77002

David W. Delainey                                    USA         President and Managing Director
1400 Smith Street
Houston, TX 77002

Mark E. Haedicke                                     USA         Director; Managing Director and General
1400 Smith Street                                                Counsel
Houston, TX 77002

Julia Heintz Murray                                  USA         Managing Director, General Counsel, Finance
1400 Smith Street                                                and Secretary
Houston, TX 77002

Raymond M. Bowen, Jr.                                USA         Managing Director
1400 Smith Street
Houston, TX 77002

Richard B. Buy                                       USA         Managing Director
1400 Smith Street
Houston, TX 77002

Andrew S. Fastow                                     USA         Managing Director
1400 Smith Street
Houston, TX 77002

Robert J. Hermann                                    USA         Managing Director and General Tax Counsel
1400 Smith Street
Houston, TX 77002

Kelly H. Boots                                       USA         Vice President
1400 Smith Street
Houston, TX 77002

Name and Business Address                       Citizenship      Position and Occupation
-------------------------                       -----------      -----------------------

Ben F. Glisan, Jr.                                   USA         Vice President, Finance and Treasurer
1400 Smith Street
Houston, TX 77002

Jordan H. Mintz                                      USA         Vice President, Tax and Tax Counsel
1400 Smith Street
Houston, TX 77002

Barry J. Schnapper                                   USA         Vice President
1400 Smith Street
Houston, TX 77002

Scott M. Sefton                                      USA         Vice President and Assistant Secretary
1400 Smith Street
Houston, TX 77002

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                 DESCRIPTION
-------                -----------

  1                    Confirmation Letter relating to Common Stock

  2                    Confirmation Letter relating to Preferred Stock

  3 Settlement Agreement dated as of July 17, 2000 between the Issuer and the stockholders named therein, filed as an Exhibit to the Issuer's Registration Statement on Form
                       S-2 (No. 333-41992).